May 2, 2025

Jotin Marango, M.D., Ph.D.
Chief Financial Officer and Chief Operating Officer
Ikena Oncology, Inc.
645 Summer Street, Suite 101
Boston, MA 02210

       Re: Ikena Oncology, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed April 21, 2025
           File No. 333-285881
Dear Jotin Marango M.D., Ph.D.:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 14, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4
Questions and Answers, page 1

1. We note your response to prior comment 8 and reissue the comment in part. Please revise your Questions and Answers section, where appropriate, to disclose that IMG-
       007 is Inmagene   s only product candidate in clinical development and
the only
       product candidate the combined company initially plans to develop.
Q: What are Ikena contingent value rights ("Ikena CVRs") ?, page 5

2. We note your response to prior comment 4 and reissue in part. Please also revise your disclosure to clarify how any proceeds related to CVR assets received pursuant to agreements entered into after the first anniversary of the Merger will be treated.
 May 2, 2025
Page 2

The Merger
Background of the Merger, page 156

3. We note your response to prior comment 16 and reissue the comment in part. Please revise your disclosure on page 161 where you disclose you believed Inmagene "had the most potential to meet the Criteria, in particular because of the strength of its fundamental technologies and pipeline products" to disclose whether
Ikena's
       management had also determined at that time "that the IMG-004 product candidate was further behind in development compared to competitors and IMG-017 was preclinical and it was in too early a stage to make an assessment as to its marketability." If so, disclose how these factors impacted management's determination that Inmagene met the Criteria.
Certain Unaudited Prospective Financial Information
Financial Projections, page 180

4. We note your response to prior comment 17 including your statement that the 22%
       "probability of success did not impact IMG-007's projected net revenues, but was instead accounted for in the discounted cash flow analysis." However, we further note your revised disclosure on page 180 indicates that in calculating net revenue and gross profit for IMG-007, Ikena management assumed "a cumulative probability of success at 22%, representing the likelihood of regulatory approval of IMG-007." Please reconcile your disclosure or advise.
       Please contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Amanda Gill, Esq.